UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANUARY, 2007.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:  January 22, 2007                    /s/ Nikolaos Cacos
       ------------------------------      -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                         (A Grosso Group Member Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.ameraresources.com   E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frankfurt Stock Exchange: AOY
                              NASDAQ OTCBB: AJRSF
--------------------------------------------------------------------------------

                         NEWS RELEASE - JANUARY 22, 2007

                AMERA'S PARTNER, ASTRAL, COMMENCES DRILL PROGRAM
                     ON ROY AND HILLS PROPERTIES IN NEVADA

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to announce that it's partner, Astral Mining Corporation, has commenced a 7-hole 1,000m Phase I Reverse Circulation (RC) drill program on the Roy and Hills gold projects. These adjacent properties are located within the prolific Walker Lane Mineral Belt of West Central Nevada, where past production has yielded more than 35 million gold equivalent ounces.

Under the terms of this Letter of Intent, Astral may earn up to an 80% undivided interest in the Roy and Hills Properties. An initial 65% interest in the project may be earned by incurring US$2,500,000 in work expenditures over four years and issuing 500,000 common shares to Amera. Astral may then elect to earn an additional 15% interest, by issuing a further 500,000 shares and completing a bankable feasibility study, within three years.

The 478 hectare (1,180 acre) Roy and the 227 ha (560 acre) Hills properties have been previously sampled by Amera with several rock samples containing significant gold and silver grades. Detailed surface sampling, mapping and ground magnetics have identified drill targets on both the Roy and Hills projects.

On the Roy property a gold-silver epithermal system is hosted within an alteration zone that outcrops over a 2.25 square kilometre area. One sample of float material collected from the central portion of the claim group assayed
41.5 g/t gold (1.2 oz/ton); gold values from additional surface rock sampling to date range between 0.030 to 0.60 g/t gold. The Hills property is located 7km to the northwest of the Roy property and hosts a prospective silver-gold epithermal system within a 1km by 500m alteration area. Rock chip sampling has returned values ranging from 0.2-70.0 g/t silver and 0.1-0.2 g/t gold.

The Roy and Hills properties are situated midway between the historic mining district of Tonopah (3.5 million ounces gold equivalent) and the more recently mined Paradise Peak deposit (1.5 million ounces gold). Both the Roy and Hills claim blocks are underlain by Oligocene and Miocene-age volcanic rocks that consist of latites, quartz latites and dacite flows that have undergone epithermal alteration and mineralization prior to being covered by lacustrian volcanic sediments and Quaternary gravels.

Technical information contained in this release has been reviewed by Dr. David Terry, P.Geo., Director and Vice President of Exploration for Astral Mining Corporation, a Qualified Person as defined in National Instrument 43-101. All technical information in this news release has been previously released by Amera Resources Corporation (March 7, 2005 and April 11, 2005).

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further  information  please  contact  Nikolaos  Cacos,  President & CEO, at
1-800-901-0058   or   604-687-1828,   or   fax   604-687-1858,   or   by   email

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                                      -2-

info@ameraresources.com, or visit the Company's web site at http://www.ameraresources.com. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                        2007 NUMBER 2



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